CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Fixed to Floating Rate Notes due 2021	$8,855,000	$1,207.82

August 2013 Pricing Supplement No. 1,022 Registration Statement No. 333-178081 Dated August 26, 2013 Filed pursuant to Rule 424(b)(2)
Senior Fixed to Floating Rate Notes due 2021
Based on 3-Month USD LIBOR

As further described below, interest will accrue and be payable on the notes quarterly, in arrears, (i) from the original issue date to September 6, 2014: at a rate of 5.00% per annum and (ii) from September 6, 2014 to maturity: at a variable rate equal to 3-Month USD LIBOR plus 1.00%, subject to the minimum interest rate of 2.00% per annum and the maximum interest rate of 7.00% per annum.  All payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
FINAL TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$8,855,000.
Issue price:	At variable prices
Stated principal amount:	$1,000 per note
Pricing date:	August 26, 2013
Original issue date:	September 6, 2013 (8 business days after the pricing date)
Maturity date:	September 6, 2021
Interest accrual date:	September 6, 2013
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any
Reference rate:	3-Month USD-LIBOR-BBA. Please see “Additional Provisions—Reference Rate” below.
Interest rate:
From and including the original issue date to but excluding September 6, 2014: 5.00% per annum
From and including September 6, 2014 to but excluding the maturity date (the “floating interest rate period”):
Reference rate plus 1.00%; subject to the minimum interest rate and the maximum interest rate
For the purpose of determining the level of the reference rate applicable to an interest payment period, the level of the reference rate will be determined two (2) London banking days prior to the related interest reset date at the start of such interest payment period (each an “interest determination date”).
Interest during the floating interest rate period is subject to the minimum interest rate of 2.00% per annum and the maximum interest rate of 7.00% per annum.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each March 6, June 6, September 6 and December 6, beginning December 6, 2013; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	Each March 6, June 6, September 6 and December 6, beginning September 6, 2014; provided that such interest reset dates shall not be adjusted for non-business days.
Day-count convention:	30/360
Minimum interest rate:	2.00% per annum during the floating interest rate period
Maximum interest rate:	7.00% per annum during the floating interest rate period
Redemption:	Not applicable
Specified currency:	U.S. dollars
CUSIP / ISIN:	61760QDH4 / US61760QDH48
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC
Trustee:	The Bank of New York Mellon
Commissions and issue price:	Price to public(1)(2)	Agent’s commissions(2)	Proceeds to issuer
Per note	At variable prices	$12.50	$987.50
Total	At variable prices	$110,687.50	$8,744,312.50
(1)
The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $990 per note and will not be more than $1,000 per note.  See “Risk Factors—The price you pay for the notes may be higher than the prices paid by other investors.”

(2)
Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent) and their financial advisors, of up to $12.50 per note depending on market conditions.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”  For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The notes involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 3.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Prospectus Supplement dated November 21, 2011                Prospectus dated November 21, 2011

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

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Senior Fixed to Floating Rate Notes due 2021
Based on 3-Month USD LIBOR

The Notes

The notes are debt securities of Morgan Stanley.  From the original issue date until September 6, 2014, interest on the notes will accrue and be payable on the notes quarterly, in arrears, at 5.00% per annum, and thereafter, during the floating interest rate period, interest on the notes will accrue and be payable on the notes quarterly, in arrears, at a rate equal to 3-Month USD LIBOR plus 1.00%, subject to the minimum interest rate of 2.00% per annum and the maximum interest rate of 7.00% per annum during the floating interest rate period.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount of each note is $1,000 and the issue price is variable. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Additional Provisions

Reference Rate

“LIBOR” as defined in the accompanying prospectus in the section called “Description of Debt Securities—Floating Rate Debt Securities” and “—Base Rates” with an index maturity of 3 months and an index currency of U.S. dollars and as displayed on Reuters Page LIBOR01.

Historical Information

The following graph sets forth the historical percentage levels of the reference rate for the period from January 1, 2003 to August 23, 2013.  The historical levels of the reference rate do not reflect the 1.00% spread that will apply to the interest that accrues on the notes for any interest payment period during the floating interest rate period, and should not be taken as an indication of its future performance.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

The bold lines in the graph above represent the minimum interest rate of 2.00% per annum and the maximum interest rate of 7.00% per annum.

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Senior Fixed to Floating Rate Notes due 2021
Based on 3-Month USD LIBOR

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.

Yield Risk

▪
The historical performance of the reference rate is not an indication of future performance. The historical performance of the reference rate should not be taken as an indication of future performance during the term of the notes.  Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

▪
The amount of interest payable on the notes during the floating interest rate period is capped.  The interest rate on the notes during the floating interest rate period is capped for that period at the maximum interest rate of 7.00% per annum (equal to a maximum quarterly interest payment of $17.50 for each $1,000 stated principal amount of notes).

Issuer Risk

▪
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.  Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. The notes are not guaranteed by any other entity.  If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the reference rate, (ii) volatility of the level of the reference rate, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity.  Depending on the actual or anticipated level of the reference rate, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you sell your notes prior to maturity.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Variable Pricing Risk

▪
The price you pay for the notes may be higher than the prices paid by other investors.  The agent proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise.  Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from the agent or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

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Senior Fixed to Floating Rate Notes due 2021
Based on 3-Month USD LIBOR

Liquidity Risk

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Conflicts of Interest

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes.  They also expect to hedge the issuer’s obligations under the notes.   The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the reference rate specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  Any of these determinations made by the calculation agent may adversely affect the payout to investors.  Determinations made by the calculation agent, including with respect to the reference rate may adversely affect the payout to you on the notes.

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Senior Fixed to Floating Rate Notes due 2021
Based on 3-Month USD LIBOR

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on September 6, 2013, which will be the eighth scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will be offered from time to time in one or more negotiated transactions at varying prices to be determined at the time of each sale, which may be at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such price will not be less than $990 per note and will not be more than $1,000 per note.

Morgan Stanley or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (“MSSB”) and their financial advisors, of up to $12.50 per note depending on market conditions.  The agent may distribute the notes through MSSB, as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes will be treated as “variable rate debt instruments” for U.S. federal tax purposes.  Based on market conditions as of the date hereof, it is expected that the notes should be treated as providing for a single fixed rate followed by a qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders―Notes―Floating Rate Notes―General” and “―Floating Rate Notes that Provide for Multiple Rates.”  Under applicable Treasury Regulations, solely for the purpose of determining any original issue discount (“OID”) on the notes, the initial fixed rate is converted to a QFR (the “replaced QFR”).  The replaced QFR must be such that the fair market value of the notes on the issue date is approximately the same as the fair market value of otherwise identical notes that provide for the replaced QFR (rather than the fixed rate) for the initial period.  In determining the qualified stated interest (“QSI”) and any OID on the notes, the notes must then be converted

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Senior Fixed to Floating Rate Notes due 2021
Based on 3-Month USD LIBOR

into “equivalent” fixed rate debt instruments by substituting each QFR provided under the terms of the notes (including the replaced QFR) with a fixed rate equal to the value of the QFR on the issue date of the notes.  Under this method, the notes may be issued with OID.

Alternatively, the notes may be treated as providing for a single QFR.  In such case, the notes will not be treated as issued with OID and interest paid on the notes will be treated as QSI.

A U.S. holder is required to include any QSI in income in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.  U.S. holders will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, without regard to the timing of the receipt of cash payments attributable to this income.  QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the “equivalent” fixed rate debt instrument.  For the QSI and the amount of OID (if any) on a note, please contact Morgan Stanley at 212-761-4000.  Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Additionally, any consequences resulting from the Medicare tax on investment income are not discussed in this document or the accompanying prospectus supplement.

The discussion in the preceding paragraphs under “Tax Considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

Contact Information

Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at.www.sec.gov as follows:

Prospectus Supplement dated November 21, 2011

Prospectus dated November 21, 2011

Terms used in this pricing supplement are defined in the prospectus supplement or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.

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